Mail Stop 3561

August 25, 2009

L. Michelle Wilson
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
1200 12th Avenue South, Suite 1200
Seattle, Washington 98144-2734

> **Re:** **Amazon.com, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 27, 2009**
> **File No. 333-160831**

Dear Ms. Wilson

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4
Questions and Answers, page 3
Q6. Why is my written consent important?

1. Where you state the amount necessary for shareholder approval, please also mention the Voting Agreement and the fact that it provides for a sufficient number of consents to be executed and delivered to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated under California law. In doing so, please revise to state the number and percentage of shares that will be required to be represented by consents in favor of the transaction in order for the merger to be consummated. In this regard, please

ensure that your disclosure here and on page 9 under "Required Consents" is consistent.

Summary, page 7
Adoption and Approval of the Merger Agreement, page 7
Interests of Certain Persons in the Merger, page 8

2. Please expand your disclosure in the second full paragraph on page eight to summarize the positions and relative interests of Mr. Hseih, Mr. Lin and Mr. Mossler, as you more fully describe on page 45. You also state that the "Proposed Merger – Interests of Certain Persons in the Merger" is located on page 47, but it is currently located on page 45. Please revise.

Outstanding Shares, page 9

3. Where you state the percentage of shares held by directors, executive officers and their affiliates, please also state whether all of those shares are subject to the Voting Agreement and, if not, whether you expect such holders to vote in favor of the transaction.

Summary Selected Financial Data, page 16

4. Please revise your table beginning on page 16 to include your financial data for the period ended June 30, 2009. Refer to Item 301 of Regulation S-K.

Solicitation of Written Consents, page 30
Voting Agreement, page 31

5. We note your discussion in the last paragraph on page 31, and your similar disclosure on page 8, regarding the voting agreement among the majority holders of Zappos outstanding common stock, outstanding preferred stock and outstanding Series E and Series F preferred stock. Given that the voting agreement appears to assure the approval of the Merger, the Merger Agreement and the transactions contemplated thereby, please revise your disclosure to prominently describe the effects of the voting agreement.

6. We note that certain shareholders have entered into a voting agreement whereby they have agreed to vote all of their shares of Zappos common stock, preferred stock and Series E and Series F preferred stock in favor of the merger and related transactions. Please provide us your analysis as to why the lock-up of such shares is consistent with the guidance contained in our Compliance and Disclosure Interpretation, Securities Act Sections, Interpretive Responses Regarding Particular Situations, No. 239.13 (Available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.). Specifically, tell

us why you believe it is appropriate to expand the group to Morgan Stanley Principal Investments.

Proposed Merger, page 33
Background of the Merger, page 33

7. Where you state on page 34 that during May 2009 representative of Zappos, Morgan Stanley, Amazon and Lazard discussed the feasibility and possible terms of a business combination, including discussions regarding the form and amount of consideration, please elaborate upon what was discussed. Disclose what amount and when the initial offer was proposed by Amazon, as well what the counter-proposal by Zappos on May 22, 2009 constituted. Please also disclose the amount of the June 1, 2009 proposed purchase price.

8. Please revise to elaborate upon the alternatives considered by Zappos on May 22, 2009 and why they were not pursued.

9. Please elaborate upon the description of the May 28, 2009 presentation made by Amazon to Zappos.

Opinion of Zappos' Financial Advisor, page 38

10. Please revise your discussion of the Opinion of Zappos' Financial Advisor to state that Morgan Stanley has consented to the use of the opinion in your filing. Alternatively, please remove the language in the fairness opinion to the effect that "[t]his opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose…."

11. On page 44, please disclose Morgan Stanley's fee for rendering its fairness opinion, including the portion which is contingent upon the consummation of the Merger. We note your narrative description of the amounts to be paid; please also include a quantitative description.

Interests of Certain Persons in the Merger, page 45

12. Please file as exhibits the retention agreements you refer to in the fourth full paragraph on page 45, or provide us with your analysis as to why you believe these agreements are not material in significance. Refer to Item 601(b)(10) of Regulation S-K.

13. Please revise to quantify the value of the options whose vesting will be accelerated in connection with the merger.

Summary of the Merger Agreement, page 47
Cautionary Statement Concerning Representations and Warranties Contained in the
Merger Agreement, page 47

14. We note your statements in the second paragraph on page 47 that investors
    "should not rely upon the representations and warranties contained in the Merger
    Agreement" and that these representations and warranties "have been made solely
    for the benefit of the other parties to the applicable agreement." Please revise
    these statements, as well as your later statement that "representations and
    warranties should not be relied upon by shareholders," to remove any potential
    implication that the prospectus or merger agreement does not constitute public
    disclosure under the federal securities laws.

Appendix A, Agreement and Plan of Merger, page A-1

15. Please file an agreement to furnish the staff with a copy of any omitted exhibit or
    schedule to the Agreement and Plan of Merger upon request. The agreement may
    be included in the exhibit index to the registration statement. Refer to Item
    601(b)(2) of Regulation S-K.

Exhibit 5.1 Opinion of Gibson, Dunn & Crutcher LLP

16. We note counsel's statement in the third paragraph of its opinion that they
    "assume no obligation to revise or supplement [the] opinion … ." Please have
    counsel revise the opinion to state that they have no obligation to update the
    opinion after the date of effectiveness, or have counsel re-file the opinion on the
    date of effectiveness.

Exhibits 8.1 and 8.2

17. Please file your tax opinions in a timely manner so that we may review them
    before you request that your registration statement become effective.

*   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
(Via Facsimile)

William R. Schreiber
Robert A. Freedman
Fenwick & West LLP
(Via Facsimile)